Mail Stop 4561

September 8, 2008

Randall A. Baker
President
Western Lucrative Enterprises, Inc.
9400 Samel Drive
Morongo Valley, CA 92256

> **Re:** **Western Lucrative Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2008**
> **File No. 333-152950**

Dear Mr. Baker:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your registration statement purports to be on Form S-1; however, the cover page, item numbers, and content correspond to that of Form SB-2. We direct your attention to the Smaller Reporting Company Relief and Simplification adopting release. See SEC Release No. 33-8876. The "SB" registration forms, including Form SB-2, were rescinded on the effective date of that release, February 4, 2008. As discussed in Section IV of the release, companies filing a registration statement after that date must file on the appropriate form without an "SB" designation. Please amend your registration statement accordingly.

2. Orion Investment is a major shareholder and a selling shareholder named in your registration statement, as well as a major shareholder and a selling shareholder named in two other registration statements filed on February 19, 2008 in connection with the initial public offerings of Matches, Inc. and CFO Consulting, Inc. Neither of these prior issuers has filed any current or periodic reports under the Securities Exchange Act of 1934 since becoming a reporting company. Please amend your registration statement to disclose all of these facts.

3. On page 20 your business plan states only that you are a "development stage company" in the online landscape, design, construction, and consulting business. Matches, Inc. and CFO Consulting, Inc. were "development stage companies" with similar, limited business plans also involving the issuance of penny stock. In addition, Orion Investment is a major shareholder and selling shareholder named in the pending registration statement of American Smooth Wave Ventures, Inc., a similarly-situated entity. In light of these facts, please amend your registration statement to comply with Rule 419 of Regulation C regarding blank check offerings, or revise your disclosure to address why you believe that you are not subject to this rule and the potential implications of the characterization.

Plan of Distribution; Terms of the Offering, page 17

Selling Security Holders, page 18

4. We note your statement on page 18 that "[t]he selling shareholders acquired their shares from us in private negotiated transactions." Please describe the transaction(s) in which the selling shareholder acquired the shares that it is offering for resale. Please include in your description among other relevant facts, the level of sophistication of the investor, its relationship with the issuer, and if the selling shareholder received the same type of material information as would be contained in a formal registration statement. If you memorialized the transaction(s) in a writing or subscription agreement, please provide, as an exhibit to the filing, a copy of the form.

5. We note your statement, "[t]o our knowledge, no selling shareholder is affiliated with a broker/dealer." Please affirmatively disclose if any selling shareholder is affiliated with a broker/dealer.

6. You disclose in this section, on both the last paragraph of page 18 and on page 19 under the "List of Selling Shareholders" that no selling shareholder has had any relationship with an officer or director of your company. This appears inconsistent with your disclosure on page 24, in footnote 3 to the beneficial ownership table, that Randall A. Baker, sole officer/director of your company, is a shareholder of Orion Investment, a selling shareholder named in your registration statement. Please advise.

Executive Compensation, page 25

7. Please revise this section to provide the information required by Item 402 of Regulation S-K. For example, and without limitation, your summary compensation table should not vary from the format set forth in Item 402(c) or Item 402(n) of Regulation S-K, as applicable.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

8. On May 29, 2008, you relied upon Section 4(2) of the Securities Act for an unregistered issuance of restricted shares of common stock. Please briefly outline if the purchasers were accredited investors, or sophisticated with access to necessary information.

Item 27. Exhibits, page II-1

Exhibit 99.1. Form of subscription agreement for Common Stock

9. Your cover page indicates that the offering price per share is $0.05. However, your subscription agreement indicates that you are selling shares at $.01 per share. Please advise us and make the appropriate revision.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3503, or Mark Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.